Mail Stop (Room 4561)
      June 14, 2005


David W. Brunton
Chief Financial Officer, Vice President of
     Finance and Secretary
SBE, Incorporated
2305 Camino Ramon
Suite 200
San Ramon, California 94583
(925) 355-2000

Re: 	SBE, Incorporated
      Preliminary Proxy Statement on Schedule 14A
      Filed May 5, 2005, amended June 6, 2005
      File No. 000-08419

      Form 10-K:  For the Fiscal Year Ended October 31, 2004
      Filed January 14, 2005
      File No. 000-08419

Dear Mr. Brunton:

      We have reviewed your amendment and response letter dated
June
3, 2005, and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Preliminary Proxy Statement filed May 5, 2005, amended June 6,
2005

Pro Forma Unaudited Financial Statements of SBE

Unaudited Pro Forma Consolidated Balance Sheet, page 42

1. We note from the revision to pro forma adjustment (b) that the amount allocated to intellectual property was increased to $7,913,000 from $7,088,000 in Amendment No. 1. Explain the basis for this increase and how you determined the fair value of the intellectual property. Provide us with an explanation of the assumptions used in your calculation.

2. Please refer to comment No. 3 in our letter dated May 26, 2005. We note that you do not consider the stock options to be assumed to be part of the purchase price calculation. However, paragraph 85 of
FIN 44 indicates that the fair value of unvested stock options should be considered part of the purchase price for an acquiree and the purchase price should be allocated to unearned compensation based on the intrinsic value of the unvested options. As explained in paragraph 148 of FIN 44, the unvested awards represent a form of residual equity interests that should be included in the purchase price for the combination. Explain how you considered this guidance in determining not to include the fair value of the stock options to be assumed in your calculation of the purchase price.

Unaudited Pro Forma Condensed Combined Statements of Operations,
page
44

3. Revise to indicate the number of securities that could potentially dilute pro forma basic loss per share in the future that were not included in the computation of pro forma diluted loss per share because to do so would have been antidilutive for the periods presented.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of PyX

Results of Operations, page 52

4. In your discussion of the comparison of the quarters ended
March
31, 2005 and 2004, you state that operating expenses for the quarter ended March 31, 2005 were $293,850 and net loss for the same period was $294,850. Reconcile these figures to those reported on the face of the statements of operations of PyX on page 58.



Form 10-K for the Fiscal Year Ended October 31, 2004

Financial Statements

Note 1. Summary of Significant Accounting Policies

Refundable Deposit, page 55

Prior Comment No. 4

5. We note that the negotiated termination terms include a provision for the execution of a Services Agreement that you entered into on April 28, 2003. Further explain how you considered this additional deliverable in determining that all the criteria for revenue recognition had occurred at the point the renegotiated contract was executed.

Note 15. Loan to Officer, page 69
Prior Comment No. 5

6. You indicate that since the stock sale transaction that provided the proceeds for the remaining $239,000 occurred subsequent to the end of fiscal 2003, the reversal of the remaining loan reserve was not recorded until the first quarter of fiscal 2004. Based on your disclosure on page 35, the remaining $239,000 was received in November 2003, which was prior to the issuance of your fiscal 2003 financial statements. Further explain why it was appropriate to provide for a full valuation allowance against the remaining loan balance of $239,000 as of October 31, 2003 in light of this subsequent event.


*	*	*	*	*


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Morgan Youngwood at (202) 551-3479 or Melissa Walsh at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. You may also contact Sara Kalin at (202) 551-3454 or me at (202) 551-3730 if you have any questions regarding the comments.


Sincerely,


Barbara C. Jacobs
Assistant Director



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David W. Brunton
SBE, Inc.
June 14, 2005
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